PAN AMERICAN SILVER CORP.
Report of Voting Results
This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of Pan American Silver Corp. (the “Company” or "Pan American") held on May 10, 2023.
A total of 135,458,670 common shares were represented at the meeting, being 64.30% of the Company’s issued and outstanding common shares as at the record date.

Description of Matter	Outcome of Vote
Resolution to set the size of the Board of Directors at eleven.	Resolution passed by requisite majority on a vote by ballot. Details of the voting were as follows:
	Total shares voted FOR: Total shares voted AGAINST:	108,412,514 (99.38%) 678,718 (0.62%)
Resolution to elect the following management nominees as directors of the Company:	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by a vote of show of hands. Details of the voting were as follows:

Name	Votes For	Votes Withheld
John Begeman	108,237,023 (99.22%)	854,207 (0.78%)
Alexander Davidson	96,418,143 (88.38%)	12,673,087 (11.62%)
Neil de Gelder	100,831,019 (92.43%)	8,260,212 (7.57%)
Chantal Gosselin	106,587,213 (97.70%)	2,504,018 (2.30%)
Charles Jeannes	105,429,580 (96.64%)	3,661,650 (3.36%)
Kimberly Keating	107,036,155 (98.12%)	2,055,075 (1.88%)
Jennifer Maki	106,219,166 (97.37%)	2,872,065 (2.63%)
Walter Segsworth	101,482,982 (93.03%)	7,608,248 (6.97%)
Kathleen Sendall	108,170,932 (99.16%)	920,298 (0.84%)
Michael Steinmann	108,209,948 (99.19%)	881,283 (0.81%)
Gillian Winckler	105,797,761 (96.98%)	3,293,469 (3.02%)

Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company.
Resolution passed by requisite majority on a vote by show of hands. Details of the voting were as follows:
	Total shares voted FOR: Total shares WITHHELD:	113,254,075 (83.61%) 22,200,420 (16.39%)
Advisory resolution on the Company’s approach to executive compensation.	Resolution passed by requisite majority by a vote by ballot. Details of the voting were as follows:
	Total shares voted FOR: Total shares voted AGAINST:	96,085,785 (88.08%) 13,009,618 (11.92%)
Resolution approving the increase of the maximum number of common shares of Pan American that Pan American is authorized to issue from 400,000,000 Pan American common shares to 800,000,000 Pan American common shares.
Resolution passed by requisite majority by a vote by ballot. Details of the voting were as follows:
	Total shares voted FOR: Total shares voted AGAINST:	81,359,763 (74.58%) 27,735,642 (25.42%)
DATED this 11th day of May, 2023.
PAN AMERICAN SILVER CORP.
By:    /s/ "Delaney Fisher"
Delaney Fisher
SVP, Associate General Counsel & Corporate Secretary